May 10, 2005

                  Highlights of Consolidated Financial Results
                                   for FY2005
                     (April 1, 2004 through March 31, 2005)
   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                    (Billions of yen unless otherwise specified)

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                                             FY2004                    FY2005                                FY2006 Forecast
                                       (Apr. 2003 through        (Apr. 2004 through                         (Apr. 2005 through
                                           Mar. 2004)                Mar. 2005)                                 Mar. 2006)
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                                                                                          % of change
                                                                                          from FY2004
==================================================================================================================================
Vehicle sales                                     6,719                       7,408              10.3%                  7,850
(Thousand units)
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Net revenues                                   17,294.7                    18,551.5               7.3%
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Operating income                                1,666.8                     1,672.1               0.3%
(Income ratio)                                   (9.6%)                      (9.0%)
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Income before income taxes,                     1,765.7                     1,754.6              -0.6%
minority interest and equity in
earnings of affiliated companies
(Income ratio)                                  (10.2%)                      (9.5%)
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Net income                                      1,162.0                     1,171.2               0.8%
(Income ratio)                                   (6.7%)                      (6.3%)
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Factors contributing to increases                                  Operating income increased by
and decreases in operating income                                         5.3 billion yen
                                                             (Increase)
                                                             Marketing efforts                   230.0
                                                             Cost reduction efforts              160.0

                                                             (Decrease)
                                                             Effects of changes in              -140.0
                                                                exchange rates
                                                             Decrease in the gains               -59.8
                                                                recognized on transfer of
                                                                the substitutional portion
                                                                of the employee pension
                                                                fund to the Government
                                                             Increases in R&D expenses, etc.    -184.9

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Capital investment                                957.7                      1,087.2                                  1,250.0
(excluding leased vehicles)
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Depreciation expenses                             788.1                        775.8                                    830.0
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R&D expenses                                      682.2                        755.1                                    770.0
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Performance evaluation                                                Increases in revenues
                                                                       and operating income
                                                                 Revenues, operating income and net
                                                                 income all reached historic highs.
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Number of employees                             264,410                      265,753
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
Note: Toyota prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America.

Cautionary Statement with Respect to Forward-Looking Statements

     This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management;
(iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates;
(vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
     A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.